August 9, 2005

Mr. David Mittelman
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 3561 Washington, D.C. 20549

RE:	SOM Resources Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 8, 2005
File No. 333-126490

Dear Mr. Mittleman:

We represent SOM Resources, Inc. (“SOM Resources” or the “Company”). We are in receipt of your letter dated August 4, 2005 regarding the above referenced filing and the following are our responses:

Summary, page 4

1.
Please disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, please disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets.

ANSWER: This section has been revised to disclose that the Company’s auditors have raised substantial doubt as to the Company’s ability to continue as a going concern. This section has also been revised to disclose that the Company is in its development stage, has limited active business operations, no revenues, and no significant assets.

2.	Please add a separate paragraph which indicates the absence of a public market for the common shares and briefly explains how the absence of the public market impacts liquidity.

ANSWER: This section has been revised to add a paragraph which discloses the absence of a public market for the common shares and briefly explains how the absence of the public market impacts liquidity.

Risk Factors, page 2

3.
In general, descriptions of risks that described circumstances that could apply equally to other businesses that are similarly are generic risks. Please revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

$	Because of the speculative nature....page 6
$	Because of the inherent dangers....page 6
$	If a market for our common stock....page 7

Please note these are examples only. Review your entire risk factor section and revise as necessary.

ANSWER: The risk factors have been revised to state specific material risks to the Company or the purchasers. Please note that some risk factors have been deleted and others added to this section.

Because our directors own 49%....,page 6

4.	Please identify in this risk factor the directors that hold 49% of your outstanding common stock.

ANSWER: This section has been revised to identify the directors holding 49% of the Company’s common stock.

Plan of Distribution, page 11

5.
Please revise your disclosure here to clarify that, to be quoted on the OTC  Bulletin Board, a market maker must file an application on your behalf in order to  make a market for your common stock. Clarify how long this takes and whether  you have engaged a market maker to apply for quotation on the OTC Bulletin  Board on your behalf. Explain what effect quotation on the OTC Bulletin Board  will have on your liquidity. Also, please address this issue in your disclosure of  the Market for Common Equity and Related Stockholder Matters section of you  prospectus.

ANSWER: Both the Plan of Distribution and Market for Common Equity and Related Stockholder Matters have been revised to provide the requested disclosure.

Description of Business, page 16

6.	To the extent material, please expand your disclosure to include the comprehensive business conditions you face and the cost and effect of compliance with environmental laws.

ANSWER: This section has been revised to please to include the comprehensive business conditions you face and the cost and effect of compliance with environmental laws.

Plan of Operations, page 20

7.
We note on page 6 that in the risk factor entitled A. Because of the speculative  nature of exploration you disclose that the likelihood of your mineral claim  containing silver, gold or economical mineralization is remote. We note that you  have funding only for the first phase of your exploration and your administrative  cost for your first year. Given the remote likelihood of success, please expand  your Plan or Operation to include a discussion concerning what your plan of  operation will be if based on the first phase of your exploration you determine that  further exploration is not warranted.

Answer:  The Plan of Operations has been revised to disclose that in the  event what the plan of operation will be if based on the first phase of the  exploration the Company determines that further exploration is not warranted.

Note to Financial Statements, phage F-6

Note 1 - Summary of Significant Accounting Policies and Organization, page F-6

8.	Please disclose your fiscal year-end. Answer: The Company has disclosed in Note 1(A) its fiscal year-end.

Note 4 - Going Concern, page F-8

9 .
We note your disclosure that you believe that the actions you are taking to obtain  additional funding and the implementation of your strategic plans will provide  you with the opportunity to continue as a going concern. Your statement implies  that this offering by selling shareholders will provide you with funding. Please  revise your disclosure to clarify this point and provide a more detailed description  of other funding and actions that management is pursuing.

Answer:  Note 4 has been revised to reflect the current status of the  Company’s funding. In addition, the Company has deleted any wording that  would imply that this offering by selling shareholders will provide the Company  with the funding required to continue operations.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
           GREGG E. JACLIN

GEJ/jr
Enclosure